Exhibit 99.1

VEDU Symbol Changes

TORONTO, Oct. 2, 2023 /PRNewswire/ -- Visionary Education Technology Holdings Group Inc. (the "Company") (NASDAQ: VEDU), a private education provider located in Canada, with subsidiaries in Canada and market partners in China, today announced that it will be changing its ticker symbol from "VEDU" to "GV". Effective when the market opens on Monday, October 9, 2023, its common shares will trade on NASDAQ under the new ticker symbol "GV".

No action by the Company's shareholders is required with respect to the ticker symbol change. The Company's  common shares will continue to be listed on NASDAQ and its CUSIP number will remain unchanged.

About Visionary Education Technology Holdings Group Inc.

Visionary Education Technology Holdings Group Inc., was established in Toronto on August 13, 2013, and listed on NASDAQ on May 17, 2022 (NASDAQ: VEDU). we endeavor to create a first-class international education company with core competencies of science, technology and high quality of  management. The Company, already a leader in the education sector, will now participate in the massive task of educating the global community to work in parallel with the latest AI developments. This initiative, demanding heightened efficacy and efficiency in education and training, is set to elevate the quality of life and lifestyle for populations around the world. For more information, visit the Company's website at https://ir.visiongroupca.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "believes," "expects," "anticipates," "estimates," "intends," "would," "continue," "should," "may," or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

CONTACT: For more information, please contact: Visionary Education Technology Holdings Group Inc., Investor Relations Department, Email: ir@farvision.ca